Evergreen VA Growth and Income Fund: Annual Report as of December 31, 2002

table of contents

1	LETTER TO SHAREHOLDERS
4	FUND AT A GLANCE
5	PORTFOLIO MANAGER INTERVIEW
8	FINANCIAL HIGHLIGHTS
10	SCHEDULE OF INVESTMENTS
18	STATEMENT OF ASSETS AND LIABILITIES
19	STATEMENT OF OPERATIONS
20	STATEMENTS OF CHANGES IN NET ASSETS
21	NOTES TO FINANCIAL STATEMENTS
26	INDEPENDENT AUDITORS’ REPORT
27	ADDITIONAL INFORMATION
28	TRUSTEES AND OFFICERS

This annual report must be preceded or accompanied by a prospectus of the Evergreen fund contained herein. The prospectus contains more complete information, including fees and expenses, and should be read carefully before investing or sending money.

Mutual Funds:
NOT FDIC INSURED	MAY LOSE VALUE	NOT BANK GUARANTEED

Evergreen InvestmentsSM is a service mark of Evergreen Investment
Management Company, LLC. Copyright 2002.

Evergreen mutual funds are distributed by Evergreen Distributor, Inc.,
90 Park Avenue, 10th Floor, New York, NY 10016.

LETTER TO SHAREHOLDERS

February 2003

William M. Ennis President and Chief Executive Officer	Dennis H. Ferro President and Chief Investment Officer
Dear Evergreen Shareholder:

We are pleased to provide the annual report for the Evergreen VA Growth and Income Fund, which covers the 12-month period ended December 31, 2002.

Market analysis

The year ended December 31, 2002, was yet another challenging period for investors. Market volatility in the financial markets was attributed to the disappointing fundamentals of a weaker-than-expected recovery and the financial scandals at Enron, WorldCom and Tyco. If these challenges were not enough, investors also had to contend with the uncertain geopolitical situation, with the potential for war and possible terror attacks weighing heavily on everyone’s minds. Many investors chose to reduce their exposure to the equity markets as stocks declined for the third consecutive year, a phenomenon that had not occurred in more than six decades. Bonds were led by the strength in Treasuries, whose traditional safe-haven status attracted throngs of investors. At one point, the yield on 10-year U.S. Treasuries fell below 3.6% despite a $150 billion federal budget deficit. Cash levels also rose with an estimated $6.5 trillion sitting on the sidelines, an amount equivalent to two-thirds of total U.S. gross domestic product (GDP).

As the year began, optimism swirled that the momentum in fourth-quarter GDP would translate into a solid recovery with improved corporate profitability. After all, the economy grew and the equity markets had soared in the wake of the terrorist attacks, and the appearance of stability was welcome by investors across the land. Most believed that the recession was over, the recovery would gain traction, and the financial markets would recover.

But the first disappointment came from Enron. First-quarter GDP was strong and investors were initially optimistic, yet as the story of the scandal spread, dragging down Arthur Andersen and overall confidence in the accounting industry, investor optimism quickly waned. Other issues of corporate malfeasance surfaced and it soon became evident that Enron was not an isolated scandal. These disturbing revelations were compounded by weaker-than-expected earnings for the first quarter and slower-than-projected economic growth during the second quarter.

Of the accounting scandals that emerged during the first half of the year, the knockout punch for the market came with WorldCom’s announcement of a $2.7 billion restatement of earnings at the beginning of the summer. No one believed this to be the final revelation, and leadership in Washington took needed steps to restore investor confidence. President Bush, members of Congress, and the SEC all became involved. Legislation was created in the form of the Sarbanes-Oxley Act of 2002, requiring new procedures for financial reporting and outlining the punishment for corporate criminals. Corporate CEOs and CFOs are

LETTER TO SHAREHOLDERS continued

now required to sign the financial statements submitted to the SEC. Despite such steps, investor confidence lost ground and the markets slid to a new low in July.

By mid-summer, just as investors were regaining hope regarding the integrity of financial reporting, saber rattling with Iraq increased and economic growth weakened. The anniversary of the September 11 attacks rekindled fears of potential terrorism, and third-quarter GDP was well below forecast. Earnings estimates were ratcheted downward yet again, and all eyes turned to Federal Reserve Board chairman Alan Greenspan. The Fed opted to change its policy bias toward easing at the October meeting, but ultimately surprised investors with a larger than expected 50-basis point cut in early November. The success of Republicans in the mid-term elections also appeared to favor investors, and the equity markets, which rallied in anticipation of these two events, finished the year with a positive quarter. Despite bouncing off the October lows, equities finished the year in negative territory. Bonds, however, provided handsome returns, as Treasuries, corporates and municipals all benefited from low inflation and an accommodating Fed. Proper asset allocation once again confirmed that a diversified portfolio provided greater opportunity for the success of long-term investors.

International equity markets also had a difficult year as a lack of meaningful economic growth and slack corporate profitability became a global phenomenon. The European Central Bank (ECB) was caught in a balancing act between supporting its new currency, the euro, and watching a slowdown in pan-European economic activity. While inflation was moderate in the larger continental countries, unemployment remained an issue. Corporate profitability also remained weak and gave no lift to market averages. Asia was again dominated by the ongoing lethargy of the Japanese economy and the inability of the country’s political leadership to implement viable solutions to end their decade-long recession. Emerging markets were mixed as Asian markets (excluding Japan) rebounded, while Latin America was affected by setbacks in Argentina and Brazil.

Looking ahead, we believe the U.S. economy will continue its moderate path of recovery in 2003. We project GDP growth in the range of 3%, supported by mild levels of personal consumption and a gradual improvement in business spending. Manufacturing may continue to inch along in the first half of the year, yet services should build on under-appreciated strength in that sector during 2002. The outlook for inflation remains positive for consumers, yet businesses will once again be challenged by a lack of meaningful pricing power, preventing the traditional surge in corporate earnings common in early-cycle recoveries. Unemployment will likely remain in the 6% range, yet investors need to keep in mind that this is a relatively healthy rate compared to the two most recent economic recoveries, when the jobless rate climbed above 10% in 1983 and approached 8% in 1992.

In our opinion, gradually improving fundamentals, including solid productivity growth, could keep the Fed on the sidelines for at least the first half of 2003. Since January 2001, the Fed has reduced short-term interest rates by more than 80%. We believe this aggressive easing cycle helped prevent many of the extreme consequences of prior recessions, while enabling the economy to muddle through the initial stages of recovery in a very uncertain global environment. Given the mild pace of recovery and the questionable geopolitical situation, we expect monetary policymakers to keep interest rates steady,

LETTER TO SHAREHOLDERS continued

while continuing to increase liquidity to fend off deflation. As clarity improves on the global picture, and demand strengthens domestically, we believe the Fed will begin a gradual tightening policy in the second half of the year.

While the Fed’s position on interest rates may limit gains in the Treasury market, we do not anticipate a bear market for bonds in 2003. The potential for expected stability in rates during the first half of the year may bode well for the mortgage securities market. We believe corporate bonds should continue to generate gains, as historically wide spreads contract. A positive bias in corporate earnings should support this trend. We believe the best total return opportunity for risk-oriented fixed income investors may lie in the high yield market. After not participating in the bond market gains of the past two years, this area appears poised for success given its historical correlation to a strengthening economy and an improving equity market. Spreads relative to Treasuries in this area are wider than historical averages, suggesting potentially attractive upside possibilities.

Moving to equities, we are optimistic about the potential for stocks in 2003. After three years of declines, we believe equities are better positioned for possible growth in the coming year. A steady pace of economic growth could enable companies in the Standard & Poor’s 500 Index to generate operating profit growth in the range of 8% over the next 12 months. Surprisingly, current valuations suggest there is little need to overweight portfolios either by investment style or market capitalization. Consequently, we believe a diversified approach to equities may benefit investors as the markets attempt to balance the improvement of domestic fundamentals in an uncertain world.

Importance of diversification

The volatility we have experienced in the financial markets over the past several months offers many reasons for building and maintaining a diversified portfolio rather than making investment decisions based on anticipated market movements. Exposure to various types of investments should remain a key component of a well-balanced portfolio. Establishing a Systematic Investment Plan* (SIP) can also be an effective tool to help you achieve your investment goals. As with all investment decisions, remember to consult your financial advisor to develop a strategy that will support your long-term objectives.

Please visit our Web site, EvergreenInvestments.com, for more information about our funds and other investment products available to you. From the Web site, you can also access our quarterly online shareholder newsletter, Evergreen Events, through the “About Evergreen Investments” menu tab. Thank you for your continuing support of Evergreen Investments.

* A regular investment program neither provides assurance of making a profit nor guarantees against loss in a declining market. You should consider your ability to make regular investments through periods of fluctuating price levels before choosing any regular investment plan.

William M. Ennis
President and Chief Executive Officer
Evergreen Investment Company, Inc.

Dennis H. Ferro
President and Chief Investment Officer
Evergreen Investment Management Company, LLC

FUND AT A GLANCE

as of December 31, 2002

“We are optimistic about the next 12 months. We believe that the backdrop of investor pessimism and risk aversion that characterized the market for most of 2002 seems to be lifting and investors are looking ahead with guarded optimism. Many of the building blocks are in place for an improving economy.”

MANAGEMENT TEAM

Walter T. McCormick, CFA
Value Equity Team Lead Manager

PERFORMANCE AND RETURNS1

Portfolio Inception Date: 3/1/1996	Class 1*	Class 2
Class Inception Date	3/1/1996	7/31/2002

Average Annual Return

1 year	-15.41%	-15.44%

5 year	-1.65%	-1.66%

Since portfolio inception	5.85%	5.84%

12-month income dividends per share**	$0.14	$0.14

* Effective at the close of business on July 24, 2002, existing shares of the fund were renamed Class 1 shares.
** The distributions for Class 2 are for the period from its inception on July 31, 2002, through December 31, 2002.

LONG-TERM GROWTH

Comparison of a $10,000 investment in Evergreen VA Growth and Income Fund Class 1 shares,1 versus a similar investment in the Russell 1000 Value Index (Russell 1000 Value) and the Consumer Price Index (CPI).

The Russell 1000 Value is an unmanaged market index and does not include transaction costs associated with buying and selling securities, any mutual fund expenses or any taxes. The CPI is a commonly used measure of inflation and does not represent an investment return. It is not possible to invest directly in an index.

1Past performance is no guarantee of future results. The investment return and principal value of an investment will fluctuate so that investors’ shares, when redeemed, may be worth more or less than their original cost. The performance of each class may vary based on differences in fees and expenses paid by the shareholders investing in each class. Performance includes the reinvestment of income dividends and capital gain distributions. Performance shown does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Historical performance shown for Class 2 prior to its inception is based on the performance of Class 1, the original class offered. The historical returns have not been adjusted to reflect the effect of the 0.25% 12b-1 fee for Class 2. Class 1 does not pay a 12b-1 fee. If these fees had been reflected, returns for Class 2 would have been lower.

The fund’s investment objective is non-fundamental and may be changed without the vote of the fund’s shareholders.

Funds that invest in high yield, lower-rated bonds may contain more risks due to the increased possibility of default.

Foreign investments may contain more risk due to the inherent risks associated with changing political climates, foreign market instability and foreign currency fluctuations.

All data is as of December 31, 2002, and subject to change.

PORTFOLIO MANAGER INTERVIEW

How did the fund perform?

The fund’s Class 1 shares had a total return of -15.41% for the 12-month period ended December 31, 2002. During the same period, the Russell 1000 Value Index returned -15.52%, while the median return of funds in the Lipper Variable Annuity Multi Cap Core Funds Classification was -22.83%. Lipper is an independent monitor of mutual fund performance.

What was the investment environment like during the period?

It was a challenging period for equity investors as all major indexes finished the year in negative territory for the third straight year. The year got off to an auspicious beginning with a rally that began in late 2001 following the terrorist attacks and carried over into early 2002. However, the rally quickly faded amid continuing revelations of corporate malfeasance, the bankruptcies of WorldCom and Enron, and concerns regarding deflation and a double-dip recession. These factors, coupled with the threat of war with Iraq, put continued downward pressure on stock prices and fueled increasing investor pessimism. This environment favored investment managers who were able to practice successful stock selection and capitalize on opportunistic shifts in market sentiment.

PORTFOLIO CHARACTERISTICS
(as of 12/31/2002)

Total Net Assets	$48,328,889

Number of Holdings	171

P/E Ratio	17.3x

What strategies did you pursue?

We continued to focus on dividend-paying companies with attractive valuations. The fund’s strong relative performance can be attributed to the successful implementation of several key strategies, including opportunistic trading, reducing the number of securities in the portfolio, strong stock selection, and tactical changes in sector weightings. Of these strategies, opportunistic trading contributed most to the fund’s outperformance. We bought solid companies at attractive valuations, sold stocks when they reached our target valuations, and then utilized the proceeds to invest in more attractive opportunities.

TOP 5 SECTORS
(as a percentage of 12/31/2002 net assets)

Financials	24.8%

Industrials	11.3%

Consumer Discretionary	10.6%

Information Technology	9.7%

Health Care	9.4%

What factors affected performance the most during the period?

We made a number of significant changes to the fund over the course of the period that added to performance. We pared the number of holdings in the portfolio from more than 220 at the beginning of the year to 171 of what we consider to be the best selections.

Additionally, we made tactical shifts in a number of sector weightings. Specifically, in the consumer discretionary sector we reduced our weighting to an underweighted position relative to the index and invested the majority of the proceeds in the consumer

PORTFOLIO MANAGER INTERVIEW continued

staples sector. This proved to be a timely move as consumer staples was a solid defensive position as well as one of the better performing sectors.

We increased the fund’s holdings in financial stocks but maintained a significantly underweighted position. We focused on banks and benefited from strong stock selection. Webster Financial, a regional bank, was one of the top contributors to the fund’s performance. While our holdings in CitiGroup were a drag on performance, we believe the stock is cheap relative to its intrinsic value and continue to hold the stock.

In the healthcare sector, we took advantage of price weaknesses to boost our weightings and build a significantly overweighted position. Many of the big pharmaceutical names were beaten down as a result of mid-term elections where prescription coverage for Medicare patients and the profitability of pharmaceutical companies became campaign topics. By adding to the fund’s healthcare weighting at reasonable prices, we believe we positioned the portfolio to potentially take advantage of anticipated strong performance for the sector in 2003.

While we slightly increased our weightings in the telecommunication services and utilities sectors over the course of the period, we maintained underweighted positions in these sectors relative to the index. This added to the fund’s performance as both of these sectors were extremely hard hit during the year.

In the technology sector, we reduced our commitment to technology stocks, but maintained a sizeable overweighted position. This was based upon our belief that much of the damage to technology stocks had already occurred. While overall price to earnings ratios remain relatively high, companies that we own have dominant market positions and possess major cash positions that will potentially enable them to endure the challenging market environment until corporate capital spending begins to increase. Specific examples of these companies include IBM, Microsoft and Oracle.

TOP 10 HOLDINGS
(as a percentage of 12/31/2002 net assets)

Freddie Mac	2.6%

Exxon Mobil Corp.	2.4%

Wells Fargo & Co.	2.1%

Microsoft Corp.	2.0%

Citigroup, Inc.	1.9%

Donaldson Co., Inc.	1.9%

Bank of America Corp.	1.9%

Oracle Corp.	1.6%

Verizon Communications, Inc.	1.5%

Abbot Laboratories, Inc.	1.4%

What is your outlook for the next 12 months?

We are optimistic about the next 12 months. We believe that the backdrop of investor pessimism and risk aversion that characterized the market for most of 2002 seems to be lifting and investors are looking ahead with guarded optimism. Many of the building blocks are in place for an improving economy. The Federal Reserve Board’s easing of rates has provided liquidity. Corporate cost cutting has increased productivity and many companies will need to rebuild inventories in 2003. Increased corporate revenues should result in an increase in capital expenditures and technology

PORTFOLIO MANAGER INTERVIEW continued

spending on software and eventually hardware. While it is doubtful that consumer spending can continue to be as strong a factor as it was in the past, we believe the consumer will remain a neutral to positive force. Lastly, the proposed fiscal stimulus package and elimination of the double taxation of dividends may provide a boost for dividend-paying companies as well as those with large cash positions.

Given this outlook, we believe our disciplined investment approach to buying solid, dividend-paying companies at attractive valuations, selling those companies when they reach our price targets, and reinvesting the proceeds where there are potentially better opportunities, may continue to provide shareholders with strong relative returns.

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

	Year Ended December 31,
	2002	2001	2000	1999[1]	1998[1]
Class 1[2]
Net asset value, beginning of period	$14.19	$16.46	$17.44	$15.58	$15.29
Income from investment operations
Net investment income	0.14	0.06	0.02	0.07	0.16
Net realized and unrealized gains or losses on securities and foreign currency related transactions	-2.33	-2.07	-0.07	2.74	0.56
Total from investment operations	-2.19	-2.01	-0.05	2.81	0.72

Distributions to shareholders from
Net investment income	-0.14	-0.06	-0.02	-0.06	-0.13
Net realized gains	0[3]	-0.20	-0.91	-0.89	-0.30
Total distributions to shareholders	-0.14	-0.26	-0.93	-0.95	-0.43

Net asset value, end of period	$11.86	$14.19	$16.46	$17.44	$15.58
Total return[4]	-15.41%	-12.16%	-0.30%	18.57%	4.77%
Ratios and supplemental data
Net assets, end of period (thousands)	$48,262	$66,619	$85,645	$84,067	$60,576
Ratios to average net assets
Expenses[5]	0.93%	0.95%	1.01%	1.01%	1.01%
Net investment income	1.10%	0.41%	0.10%	0.44%	1.02%
Portfolio turnover rate	76%	30%	53%	66%	13%

1.  Net investment income per share is based on average shares outstanding during the period.

2.  Effective at the close of business on July 24, 2002, existing shares of the fund were renamed Class 1 shares.

3.  Amount represents less than $0.005 per share.

4.  Total return does not reflect charges attributable to your insurance company's separate account.

5.  The ratio of expenses to average net assets excludes expense reductions but includes fee waivers.

See Notes to Financial Statements

FINANCIAL HIGHLIGHTS

(For a share outstanding throughout each period)

Year Ended December 31,
2002[1,2]
Class 2
Net asset value, beginning of period	$12.29
Income from investment operations
Net investment income	0.08
Net realized and unrealized gains or losses on securities	-0.37
Total from investment operations	-0.29

Distributions to shareholders from
Net investment income	-0.14

Net asset value, end of period	$11.86
Total return[3]	-2.39%
Ratios and supplemental data
Net assets, end of period (thousands)	$67
Ratios to average net assets
Expenses[4]	1.21%[5]
Net investment income	1.65%[5]
Portfolio turnover rate	76%

1.  Net investment income per share is based on average shares outstanding during the period.

2.  For the period from July 31, 2002 (commencement of class operations), to December 31, 2002.

3.  Total return does not reflect charges attributable to your insurance company's separate account.

4.  The ratio of expenses to average net assets excludes expense reductions but includes fee waivers.

5.  Annualized

See Notes to Financial Statements

SCHEDULE OF INVESTMENTS

December 31, 2002

	Shares	Value

COMMON STOCKS 91.8%
CONSUMER DISCRETIONARY 10.6%
Auto Components 0.2%
Superior Industries International, Inc.	2,600	$ 107,535
Hotels, Restaurants & Leisure 0.2%
Darden Restaurants, Inc.	4,200	85,890
Household Durables 0.2%
Stanley Works	3,000	103,740
Media 6.5%
AOL Time Warner, Inc. *	4,500	58,950
Clear Channel Communications, Inc. *	7,229	269,570
Comcast Corp. *	1,700	38,403
Comcast Corp., Class A *	11,523	271,597
Fox Entertainment Group, Inc., Class A *	16,400	425,252
Gannett Co., Inc.	3,100	222,580
McGraw-Hill Companies, Inc.	10,200	616,488
New York Times Co., Class A	12,100	553,333
Univision Communications, Inc., Class A * (p)	5,200	127,400
Viacom, Inc., Class A *	9,000	367,290
Viacom, Inc., Class B *	3,100	126,356
Walt Disney Co.	5,000	81,550
3,158,769
Multi-line Retail 0.6%
Target Corp.	6,200	186,000
Wal-Mart Stores, Inc.	1,500	75,765
261,765
Specialty Retail 2.5%
Circuit City Stores, Inc.	26,100	193,662
Home Depot, Inc.	11,600	277,936
Lowe’s Companies, Inc.	3,600	135,000
Michaels Stores, Inc. *	7,700	241,010
Nordstrom, Inc.	6,200	117,614
Staples, Inc. *	13,700	250,710
1,215,932
Textiles & Apparel 0.4%
Nike, Inc., Class B	4,000	177,880
CONSUMER STAPLES 6.7%
Beverages 1.2%
Anheuser-Busch Companies, Inc.	3,300	159,720
Coca-Cola Co.	2,300	100,786
PepsiCo, Inc.	7,500	316,650
577,156
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Shares	Value

COMMON STOCKS continued
CONSUMER STAPLES continued
Food Products 2.4%
ConAgra, Inc.	17,700	$ 442,677
Del Monte Foods Co. *	1,831	14,099
H.J. Heinz Co.	4,100	134,767
Kraft Foods, Inc., Class A	13,117	510,645
McCormick & Co., Inc.	3,800	88,160
1,190,348
Household Products 0.6%
Kimberly-Clark Corp.	1,600	75,952
W.W. Grainger, Inc.	4,300	221,665
297,617
Personal Products 0.9%
Estee Lauder Companies, Inc., Class A	16,200	427,680
Tobacco 1.6%
Loews Corp. Carolina Group	15,900	322,293
Philip Morris Companies, Inc.	10,700	433,671
755,964
ENERGY 7.8%
Energy Equipment & Services 0.6%
Schlumberger, Ltd.	6,400	269,376
Oil & Gas 7.2%
BP Plc, ADR	8,664	352,192
Burlington Resources, Inc.	15,150	646,147
ChevronTexaco Corp.	7,500	498,600
ConocoPhillips	12,009	581,116
Exxon Mobil Corp.	33,300	1,163,502
Kerr-McGee Corp.	5,990	265,357
3,506,914
FINANCIALS 24.8%
Banks 9.6%
Astoria Financial Corp.	8,000	217,200
Bank of America Corp.	12,900	897,453
Bank of New York Co., Inc.	19,100	457,636
Bank United Corp. *	13,700	1,370
Charter One Financial, Inc.	5,000	143,650
Comerica, Inc.	1,800	77,832
Fifth Third Bancorp	2,100	122,955
FleetBoston Financial Corp.	10,200	247,860
KeyCorp	5,200	130,728
Mellon Financial Corp.	2,900	75,719
SouthTrust Corp.	9,200	228,620
U.S. Bancorp	10,246	217,420
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Shares	Value

COMMON STOCKS continued
FINANCIALS continued
Banks continued
Washington Mutual, Inc.	17,050	$ 588,737
Wells Fargo & Co.	21,322	999,362
Wilmington Trust Corp.	6,700	212,256
4,618,798
Diversified Financials 9.9%
American Express Co.	8,600	304,010
Citigroup, Inc.	26,814	943,584
Fannie Mae	2,000	128,660
Freddie Mac	21,300	1,257,765
Goldman Sachs Group, Inc.	2,500	170,250
Legg Mason, Inc.	11,000	533,940
Lehman Brothers Holdings, Inc.	1,600	85,264
Merrill Lynch & Co., Inc.	10,000	379,500
Morgan Stanley Dean Witter	3,500	139,720
State Street Corp.	9,000	351,000
T. Rowe Price Group, Inc.	19,000	518,320
4,812,013
Insurance 3.1%
Ace, Ltd.	3,100	90,954
Allstate Corp.	2,900	107,271
AMBAC Financial Group, Inc.	1,350	75,924
American International Group, Inc.	8,914	515,675
Chubb Corp.	4,100	214,020
Everest Reinsurance Group, Ltd.	2,500	138,250
Hartford Financial Services Group, Inc.	5,000	227,150
Loew’s Corp.	800	35,568
Marsh & McLennan Co.	2,000	92,420
1,497,232
Real Estate 2.2%
Boston Properties, Inc. REIT	11,000	405,460
Duke Weeks Realty Corp. REIT	25,460	647,957
1,053,417
HEALTH CARE 9.4%
Biotechnology 0.7%
Amgen, Inc. *	1,980	95,713
Gilead Sciences, Inc. *	7,000	238,000
333,713
Health Care Equipment & Supplies 0.8%
Apogent Technology, Inc. *	5,900	122,720
Baxter International, Inc. *	2,200	110,220
Guidant Corp. *	5,000	154,250
387,190
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Shares	Value

COMMON STOCKS continued
HEALTH CARE continued
Health Care Providers & Services 1.3%
AmerisourceBergen Corp.	1,800	$ 97,758
Cardinal Health, Inc.	3,682	217,938
HCA-The Healthcare Corp.	5,000	207,500
Wellpoint Health Networks, Inc., Class A	1,500	106,740
629,936
Pharmaceuticals 6.6%
Abbott Laboratories, Inc.	16,900	676,000
Bristol-Myers Squibb Co.	10,600	245,390
Eli Lilly & Co.	700	44,450
Johnson & Johnson Co.	10,840	582,216
Merck & Co., Inc.	6,400	362,304
Pharmacia Corp.	15,950	666,710
Wyeth	16,500	617,100
3,194,170
INDUSTRIALS 11.3%
Aerospace & Defense 2.0%
Honeywell International, Inc.	18,200	436,800
Northrop Grumman Corp.	4,500	436,500
United Technologies Corp.	1,300	80,522
953,822
Commercial Services & Supplies 1.3%
Certegy, Inc. *	5,500	135,025
Equifax, Inc.	11,000	254,540
Republic Services, Inc., Class A *	5,700	119,586
Viad Corp.	4,700	105,045
614,196
Construction & Engineering 0.2%
Toll Brothers, Inc. *	5,100	103,020
Electrical Equipment 0.2%
Emerson Electric Co.	1,900	96,615
Industrial Conglomerates 2.2%
3M Co.	3,100	382,230
General Electric Co.	22,124	538,719
Tyco International, Ltd.	10,000	170,800
1,091,749
Machinery 3.6%
Caterpillar, Inc.	2,400	109,728
Deere & Co.	1,100	50,435
Donaldson Co., Inc.	25,000	900,000
Ingersoll-Rand Co., Class A	1,500	64,590
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Shares	Value

COMMON STOCKS continued
INDUSTRIALS continued
Machinery continued
Paccar, Inc.	5,700	$ 262,941
SPX Corp. *	6,800	254,660
Terex Corp. *	7,700	85,778
1,728,132
Road & Rail 1.8%
Kansas City Southern Industries, Inc. *	21,600	259,200
Union Pacific Corp.	10,200	610,674
869,874
INFORMATION TECHNOLOGY 9.7%
Communications Equipment 0.9%
Cisco Systems, Inc. *	29,748	389,699
Corning, Inc. *	12,600	41,706
431,405
Computers & Peripherals 1.2%
Hewlett-Packard Co.	9,500	164,920
International Business Machines Corp.	5,800	449,500
614,420
Electronic Equipment & Instruments 0.8%
Jabil Circuit, Inc. *	12,200	218,624
Thermo Electron Corp. *	8,000	160,960
379,584
IT Consulting & Services 0.2%
Affiliated Computer Services, Inc., Class A *	1,700	89,505
Semiconductor Equipment & Products 3.0%
Altera Corp. *	20,200	249,268
Intel Corp.	18,600	289,602
KLA-Tencor Corp. *	12,000	424,440
Texas Instruments, Inc.	32,950	494,579
1,457,889
Software 3.6%
Microsoft Corp. *	18,900	977,130
Oracle Corp. *	71,500	772,200
1,749,330
MATERIALS 5.2%
Chemicals 1.8%
Lyondell Chemical Co.	41,000	518,240
PPG Industries, Inc.	3,900	195,585
Rohm & Haas Co.	4,200	136,416
850,241
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Shares	Value

COMMON STOCKS continued
MATERIALS continued
Construction Materials 0.3%
Martin Marietta Materials, Inc.	5,300	$ 162,498
Containers & Packaging 2.0%
AptarGroup, Inc.	12,000	374,880
Pactiv Corp. *	27,400	598,964
973,844
Metals & Mining 0.7%
Barrick Gold Corp.	9,000	138,690
Phelps Dodge Corp.	6,300	199,395
338,085
Paper & Forest Products 0.4%
Weyerhaeuser Co.	4,000	196,840
TELECOMMUNICATION SERVICES 3.9%
Diversified Telecommunication Services 3.9%
ALLTEL Corp.	4,800	246,384
AT&T Corp.	3,600	93,996
BellSouth Corp.	11,000	284,570
Centurytel, Inc.	4,000	117,520
China Telecom Corp., Ltd., ADR *	8,300	143,424
SBC Communications, Inc.	9,800	265,678
Verizon Communications, Inc.	18,700	724,625
1,876,197
UTILITIES 2.4%
Electric Utilities 1.9%
Centerpoint Energy, Inc.	7,000	59,500
Cinergy Corp.	3,800	128,136
Dominion Resources, Inc.	6,100	334,890
Public Service Enterprise Group, Inc.	2,900	93,090
TXU Corp.	15,500	289,540
905,156
Multi-Utilities 0.5%
Energy East Corp.	11,200	247,408
Total Common Stocks		44,392,845
CONVERTIBLE PREFERRED STOCKS 4.9%
ENERGY 0.3%
Energy Equipment & Services 0.3%
DTE Energy Co., 8.75%, 08/16/2005	5,600	152,824
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Shares	Value

CONVERTIBLE PREFERRED STOCKS continued
FINANCIALS 2.6%
Banks 0.4%
National Australia Bank, Ltd., 7.875%, 12/31/2049 ADR	2,700	$ 87,885
New York Community Capital Trust V (exchangeable for New York Community Bancorp, Inc. Common Stock), 6.00%, 11/01/2051	1,600	80,912
168,797
Diversified Financials 0.7%
Capital One Financial Corp., 6.25%, 05/17/2005	7,400	212,010
Gabelli Asset Management, Inc., 6.95%, 02/17/2005 PRIDES	6,500	133,250
345,260
Insurance 1.5%
Chubb Corp., 7.00%, 11/16/2005 *	4,400	105,380
Prudential Financial, Inc., 6.75%, 11/15/2004	4,045	220,736
St. Paul Companies, Inc., 9.00%, 08/16/2005	3,100	204,786
Travelers Property Casualty Corp., 4.50%, 04/15/2032	9,700	216,795
747,697
HEALTH CARE 0.5%
Health Care Providers & Services 0.5%
Anthem, Inc., 6.00%, 11/15/2004	3,200	249,200
INDUSTRIALS 0.2%
Road & Rail 0.2%
Union Pacific Capital Trust (exchangeable for Union Pacific Corp. Common Stock), 6.25%, 04/01/2028	1,700	87,125
MATERIALS 0.4%
Metals & Mining 0.4%
Phelps Dodge Corp., 6.75%, 08/15/2005	2,400	205,248
UTILITIES 0.9%
Electric Utilities 0.9%
FPL Group, Inc., 8.00%, 02/16/2006	3,100	165,478
Keyspan Corp., 8.75%, 05/16/2005	2,800	141,596
Public Service Enterprise Group, 10.25%, 11/16/2005	2,000	99,700
406,774
Total Convertible Preferred Stocks		2,362,925

	Principal Amount	Value

CONVERTIBLE DEBENTURES 0.8%
HEALTH CARE 0.6%
Biotechnology 0.1%
Gilead Sciences, Inc., 2.00%, 12/15/2007 144A	$ 60,000	61,950
Health Care Providers & Services 0.5%
Lifepoint Hospitals, Inc., 4.50%, 06/01/2009 144A	223,000	221,049
See Notes to Financial Statements

SCHEDULE OF INVESTMENTS continued

December 31, 2002

	Principal Amount	Value

CONVERTIBLE DEBENTURES continued
INFORMATION TECHNOLOGY 0.2%
Software 0.2%
Computer Associates International, Inc., 1.625%, 12/15/2009 144A	$ 86,000	$ 84,280
Total Convertible Debentures		367,279

	Shares	Value

SHORT-TERM INVESTMENTS 3.2%
MUTUAL FUND SHARES 3.2%
Evergreen Institutional U.S. Government Money Market Fund (o)	1,413,579	1,413,579
Navigator Prime Portfolio (pp)	130,000	130,000
Total Short-Term Investments		1,543,579
Total Investments (cost $49,892,686) 100.7%		48,666,628
Other Assets and Liabilities (0.7%)		(337,739)
Net Assets 100.0%		$ 48,328,889

144A	Security that may be resold to qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended. This security has been determined to be liquid under guidelines established by the Board of Trustees.
*	Non-income producing security
(p)	All or a portion of this security is on loan.
(pp)	Represents investment of cash collateral received for securities on loan.
(o)	The advisor of the fund and the advisor of the money market fund are each a division of Wachovia Corporation.

Summary of Abbreviations
ADR	American Depository Receipt
PRIDES	Preferred Redeemable Increased Dividend Equity Securities
REIT	Real Estate Investment Trust
See Notes to Financial Statements

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2002

Assets
Identified cost of securities	$ 49,892,686
Net unrealized losses on securities	(1,226,058)

Market value of securities	48,666,628
Receivable for securities sold	261,840
Dividends and interest receivable	84,935

Total assets	49,013,403

Liabilities
Payable for securities purchased	540,388
Payable for securities on loan	130,000
Advisory fee payable	1,985
Due to other related parties	265
Accrued expenses and other liabilities	11,876

Total liabilities	684,514

Net assets	$ 48,328,889

Net assets represented by
Paid-in capital	$ 60,275,216
Undistributed net investment income	47,072
Accumulated net realized losses on securities and foreign currency related transactions	(10,767,341)
Net unrealized losses on securities	(1,226,058)

Total net assets	$ 48,328,889

Net assets consists of
Class 1*	$ 48,261,940
Class 2	66,949

Total net assets	$ 48,328,889

Shares outstanding
Class 1*	4,068,438
Class 2	5,645

Net asset value per share
Class 1*	$ 11.86
Class 2	$ 11.86

* Effective at the close of business on July 24, 2002, existing shares of the fund were renamed Class 1 shares.
See Notes to Financial Statements

STATEMENT OF OPERATIONS

Year Ended December 31, 2002

Investment income
Dividends (net of foreign witholding taxes of $3,055)	$ 1,099,598
Interest	71,955

Total investment income	1,171,553

Expenses
Advisory fee	433,676
Distribution Plan expenses	19
Administrative services fees	57,824
Transfer agent fee	407
Trustees’ fees and expenses	927
Printing and postage expenses	19,870
Custodian fee	13,507
Professional fees	10,526
Other	1,437

Total expenses	538,193
Less: Expense reductions	(786)

Net expenses	537,407

Net investment income	634,146

Net realized and unrealized gains or losses on securities
Net realized losses on securities	(8,579,459)
Net change in unrealized gains or losses on securities	(1,816,094)

Net realized and unrealized gains or losses on securities	(10,395,553)

Net decrease in net assets resulting from operations	$ (9,761,407)

See Notes to Financial Statements

STATEMENTS OF CHANGES IN NET ASSETS

	Year Ended December 31,
	2002		2001

Operations
Net investment income		$ 634,146		$ 301,788
Net realized losses on securities		(8,579,459)		(2,179,305)
Net change in unrealized gains or losses on securities		(1,816,094)		(8,644,647)

Net decrease in net assets resulting from operations		(9,761,407)		(10,522,164)

Distributions to shareholders from
Net investment income
Class 1*		(580,808)		(286,594)
Class 2		(573)		0
Net realized gains
Class 1*		(3,216)		(999,973)

Total distributions to shareholders		(584,597)		(1,286,567)

	Shares		Shares
Capital share transactions
Proceeds from shares sold
Class 1*	140,074	1,852,977	138,255	2,093,844
Class 2	5,939	71,301	0	0

		1,924,278		2,093,844

Net asset value of shares issued in reinvestment of distributions
Class 1*	48,883	584,024	94,506	1,286,568
Class 2	48	573	0	0

		584,597		1,286,568

Payment for shares redeemed
Class 1*	(814,585)	(10,448,916)	(743,443)	(10,598,187)
Class 2	(342)	(3,937)	0	0

		(10,452,853)		(10,598,187)

Net decrease in net assets resulting from capital share transactions		(7,943,978)		(7,217,775)

Total decrease in net assets		(18,289,982)		(19,026,506)
Net assets
Beginning of period		66,618,871		85,645,377

End of period		$ 48,328,889		$ 66,618,871

Undistributed net investment income		$ 47,072		$ 8,620

* Effective at the close of business on July 24, 2002, existing shares of the fund were renamed Class 1 shares.
See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Evergreen VA Growth and Income Fund (the “Fund”) is a diversified series of Evergreen Variable Annuity Trust (the “Trust”), a Delaware business trust organized on December 23, 1997. The Trust is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). Shares of the Fund may only be purchased by insurance companies for the purpose of funding variable annuity contracts or variable life insurance policies.

The Fund offers Class 1 and Class 2 shares at net asset value without a front-end sales charge or contingent deferred sales charge; however, Class 2 shares pay an ongoing distribution fee.

Effective at the close of business on July 24, 2002, existing shares of the Fund were renamed Class 1 shares.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

a. Valuation of investments

Listed equity securities are usually valued at the last sale price reported on the national securities exchange, where the securities are principally traded.

Foreign securities traded on an established exchange are valued at the last sales price on the exchange where the security is primarily traded. If there has been no sale, the securities are valued at the mean between bid and asked prices.

Investments in other mutual funds are valued at net asset value. Securities for which market quotations are not available are valued at fair value as determined in good faith, according to procedures approved by the Board of Trustees.

b. Foreign currency translation

All assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of portfolio securities and income items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions. The Fund does not separately account for that portion of the results of operations resulting from changes in foreign exchange rates on investments and the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gains or losses on securities.

c. Foreign currency contracts

A foreign currency contract is an obligation to purchase or sell a specific currency for an agreed-upon price at a future date. The Fund enters into foreign currency contracts to facilitate transactions in foreign-denominated securities and to attempt to minimize the risk to the Fund from

NOTES TO FINANCIAL STATEMENTS continued

adverse changes in the relationship between currencies. Foreign currency contracts are recorded at the forward rate and marked-to-market daily. When the contracts are closed, realized gains and losses arising from such transactions are recorded as realized gains or losses on foreign currency related transactions. The Fund could be exposed to risks if the counterparties to the contracts are unable to meet the terms of their contracts or if the value of the foreign currency changes unfavorably.

d. Securities lending

The Fund may lend its securities to certain qualified brokers in order to earn additional income. The Fund receives compensation in the form of fees or interest earned on the investment of any cash collateral received. The Fund receives collateral in the form of cash or securities with a market value at least equal to the market value of the securities on loan, including accrued interest. In the event of default or bankruptcy by the borrower, the Fund could experience delays and costs in recovering the loaned securities or in gaining access to the collateral.

e. Security transactions and investment income

Security transactions are recorded no later than one business day after the trade date. Realized gains and losses are computed using the specific cost of the security sold. Interest income is recorded on the accrual basis and includes accretion of discounts and amortization of premiums relating to fixed-income securities. Dividend income is recorded on the ex-dividend date or in the case of some foreign securities, on the date when the Fund is made aware of the dividend. Foreign income and capital gains realized on some securities may be subject to foreign taxes, which are accrued as applicable.

f. Federal taxes

The Fund intends to continue to qualify as a regulated investment company and distribute all of its taxable income, including any net capital gains (which have already been offset by available capital loss carryovers). Accordingly, no provision for federal taxes is required.

g. Distributions

Distributions to shareholders from net investment income and net realized gains are recorded on the ex-dividend date. Such distributions are determined in conformity with income tax regulations, which may differ from generally accepted accounting principles.

Reclassifications have been made to the Fund’s components of net assets to reflect income and gains available for distribution (or available capital loss carryovers, as applicable) under income tax regulations. The primary permanent differences causing such reclassifications are due to certain distributions received from real estate investment trusts.

h. Class allocations

Income, common expenses and realized and unrealized gains and losses are allocated to the classes based on the relative net assets of each class. Distribution fees, if any, are calculated daily at the class level based on the appropriate net assets of each class and the specific expense rates applicable to each class.

NOTES TO FINANCIAL STATEMENTS continued

3. ADVISORY FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Evergreen Investment Management Company, LLC (“EIMC”), an indirect, wholly-owned subsidiary of Wachovia Corporation (“Wachovia”), is the investment advisor to the Fund and is paid an annual fee starting at 0.75% and declining to 0.70% as average daily net assets increase.

Evergreen Investment Services, Inc. (“EIS”), an indirect, wholly-owned subsidiary of Wachovia, is the administrator to the Fund. As administrator, EIS provides the Funds with facilities, equipment and personnel and is paid an annual administrative fee of 0.10% of the Fund’s average daily net assets.

Evergreen Service Company, LLC (“ESC”), an indirect, wholly-owned subsidiary of Wachovia, is the transfer and dividend disbursing agent for the Fund. ESC receives account fees that vary based on the type of account held by the shareholders in the Fund.

The Fund has placed a portion of its portfolio transactions with brokerage firms that are affiliates of Wachovia. During the year ended December 31, 2002, the Fund paid brokerage commissions of $39,155 to Wachovia Securities, Inc.

4. DISTRIBUTION PLAN

Evergreen Distributor, Inc. (“EDI”), a wholly-owned subsidiary of BISYS Fund Services, Inc., serves as principal underwriter to the Fund.

The Fund has adopted a Distribution Plan, as allowed by Rule 12b-1 of the 1940 Act, for Class 2 shares. Under the Distribution Plan, distribution fees are paid at an annual rate of 0.25% of the average daily net assets for Class 2.

5. SECURITIES TRANSACTIONS

Cost of purchases and proceeds from sales of investment securities (excluding short-term securities) were $42,770,727 and $48,696,697, respectively, for the year ended December 31, 2002.

The Fund loaned securities during the year ended December 31, 2002 to certain brokers. At December 31, 2002, the value of securities on loan and the value of collateral (including accrued interest) amounted to $127,400 and $130,000, respectively. During the year ended December 31, 2002, the Fund earned $17,174 in income from securities lending.

On December 31, 2002, the aggregate cost of securities for federal income tax purposes was $50,062,518. The gross unrealized appreciation and depreciation on securities based on tax cost was $3,883,461 and $5,279,351, respectively, with a net unrealized depreciation of $1,395,890.

As of December 31, 2002, the Fund had $10,597,509 in capital loss carryovers for federal income tax purposes expiring in 2010.

6. INTERFUND LENDING

Pursuant to an Exemptive Order issued by the SEC, the Fund, along with other certain funds in the Evergreen fund family may participate in an interfund lending program. This program allows

NOTES TO FINANCIAL STATEMENTS continued

the funds to borrow from, or lend money to, other participating funds. During the year ended December 31, 2002, the Fund did not participate in the interfund lending program.

7. DISTRIBUTIONS TO SHAREHOLDERS

As of December 31, 2002, the components of distributable earnings on a tax basis were as follows:

Undistributed Ordinary Income	Unrealized Depreciation	Capital Loss Carryover

$47,072	$1,395,890	$10,597,509

The differences between the components of distributable earnings on a tax basis and the amounts reflected in the Statement of Assets and Liabilities are primarily due to wash sales and certain distributions received from real estate investment trusts.

The tax character of distributions paid for the year ended December 31, 2002 was $581,563 of ordinary income and $3,034 of long-term capital gains.

8. EXPENSE REDUCTIONS

Through expense offset arrangements with ESC and the Fund’s custodian, a portion of fund expenses has been reduced. The Fund received expense reductions from expense offset arrangements of $786, which represents 0.00% of its average daily net assets.

9. DEFERRED TRUSTEES’ FEES

Each independent Trustee of the Fund may defer any or all compensation related to performance of their duties as Trustees. The Trustees’ deferred balances are allocated to deferral accounts, which are included in the accrued expenses for the Fund. The investment performance of the deferral accounts is based on the investment performance of certain Evergreen funds. Any gains earned or losses incurred in the deferral accounts are reported in the Fund’s Trustees’ fees and expenses. At the election of the Trustees, the deferral account will be paid either in one lump sum or in quarterly installments for up to ten years.

10. FINANCING AGREEMENT

The Fund and certain other Evergreen funds share in a $150 million unsecured revolving credit commitment for temporary and emergency purposes, including the funding of redemptions, as permitted by each Fund’s borrowing restrictions. Borrowings under this facility bear interest at 0.50% per annum above the Federal Funds rate. All of the participating funds are charged an annual commitment fee of 0.09% of the unused balance, which is allocated pro rata.

During the year ended December 31, 2002, the Fund had no borrowings under this agreement.

NOTES TO FINANCIAL STATEMENTS continued

12. CONCENTRATION OF RISK

Investment in a fund that concentrates its investments in a single sector or industry entails greater risks than an investment in a fund that invests its assets in numerous sectors or industries. The Fund may be vulnerable to any development in its concentration sector or industry that may weaken the sector or industry. As a result, the Fund’s shares may fluctuate more widely in value than those of a fund investing in a number of different sectors or industries.

During the year ended December 31, 2002, the Fund had no borrowings under this agreement.

INDEPENDENT AUDITORS’ REPORT

Board of Trustees and Shareholders
Evergreen Variable Annuity Trust

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Evergreen VA Growth and Income Fund, a portfolio of the Evergreen Variable Annuity Trust, as of December 31, 2002, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years or periods in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2002 by correspondence with the custodian. As to securities purchased or sold but not yet received or delivered, we performed other appropriate auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Evergreen VA Growth and Income Fund, as of December 31, 2002, the results of its operations, changes in its net assets and financial highlights for each of the years or periods described above in conformity with accounting principles generally accepted in the United States of America.

Boston, Massachusetts
February 7, 2003

ADDITIONAL INFORMATION (unaudited)

Pursuant to Section 852 of the Internal Revenue Code, the Fund has designated aggregate and per share capital gain distributions of $3,034 and $0.007, respectively, for the fiscal year ended December 31, 2002.

For corporate shareholders, 100.00% of ordinary income dividends paid during the fiscal year ended December 31, 2002 for the Fund qualified for the dividends received deduction.

TRUSTEES AND OFFICERS

TRUSTEES[1]
Charles A. Austin III Trustee DOB: 10/23/1934 Term of office since: 1991 Other directorships: None	Principal occupations: Investment Counselor, Anchor Capital Advisors, Inc. (investment advice); Director, The Andover Companies (insurance); Trustee, Arthritis Foundation of New England; The Francis Ouimet Society; Former Investment Counselor, Appleton Partners, Inc. (investment advice); Former Director, Executive Vice President and Treasurer, State Street Research & Management Company (investment advice); Former Director, Health Development Corp. (fitness-wellness centers); Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

K. Dun Gifford Trustee DOB: 10/23/1938 Term of office since: 1974 Other directorships: None	Principal occupations: Chairman and President, Oldways Preservation and Exchange Trust (education); Trustee, Treasurer and Chairman of the Finance Committee, Cambridge College; Former Managing Partner, Roscommon Capital Corp.; Former Chairman of the Board, Director, and Executive Vice President, The London Harness Company (leather goods purveyor); Former Chairman, Gifford, Drescher & Associates (environmental consulting); Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Leroy Keith, Jr. Trustee DOB: 2/14/1939 Term of office since: 1983 Other directorships: Trustee, Phoenix Series Fund, Phoenix Multi-Portfolio Fund, and The Phoenix Big Edge Series Fund	Principal occupations: Partner, Stonington Partners, Inc. (private investment firm); Trustee of Phoenix Series Fund, Phoenix Multi-Portfolio Fund, and The Phoenix Big Edge Series Fund; Former Chairman of the Board and Chief Executive Officer, Carson Products Company (manufacturing); Former Director of Phoenix Total Return Fund and Equifax, Inc. (worldwide information management); Former President, Morehouse College; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Gerald M. McDonnell Trustee DOB: 7/14/1939 Term of office since: 1988 Other directorships: None	Principal occupations: Sales Manager, SMI-STEEL – South Carolina (steel producer); Former Sales and Marketing Management, Nucor Steel Company; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Thomas L. McVerry Trustee DOB: 8/2/1938 Term of office since: 1993 Other directorships: None	Principal occupations: Director of Carolina Cooperative Credit Union; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

William Walt Pettit Trustee DOB: 8/26/1955 Term of office since: 1984 Other directorships: None	Principal occupations: Partner and Vice President in the law firm of Kellam & Pettit, P.A.; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

David M. Richardson Trustee DOB: 9/19/1941 Term of office since: 1982 Other directorships: None	Principal occupations: President, Richardson, Runden & Company (new business development/consulting company); Managing Director, Kennedy Information, Inc. (executive recruitment information and research company); Trustee, 411 Technologies, LLP (communications); Director, J&M Cumming Paper Co. (paper merchandising); Columnist, Commerce and Industry Association of New Jersey; Former Vice Chairman, DHR International, Inc. (executive recruitment); Former Senior Vice President, Boyden International Inc. (executive recruitment); Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Russell A. Salton III, MD Trustee DOB: 6/2/1947 Term of office since: 1984 Other directorships: None	Principal occupations: Medical Director, Healthcare Resource Associates, Inc.; Former Medical Director, U.S. Health Care/Aetna Health Services; Former Consultant, Managed Health Care; Former President, Primary Physician Care; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

TRUSTEES AND OFFICERS continued

Michael S. Scofield Trustee DOB: 2/20/1943 Term of office since: 1984 Other directorships: None	Principal occupations: Attorney, Law Offices of Michael S. Scofield; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Richard J. Shima Trustee DOB: 8/11/1939 Term of office since: 1993 Other directorships: None	Principal occupations: Independent Consultant; Director, Trust Company of CT; Trustee, Saint Joseph College (CT); Director of Hartford Hospital, Old State House Association; Trustee, Greater Hartford YMCA; Former Chairman, Environmental Warranty, Inc. (insurance agency); Former Executive Consultant, Drake Beam Morin, Inc. (executive outplacement); Former Director of Enhance Financial Services, Inc.; Former Director of CTG Resources, Inc. (natural gas); Former Director Middlesex Mutual Assurance Company; Former Chairman, Board of Trustees, Hartford Graduate Center; Former Director, Mentor Income Fund, Inc.; Former Trustee, Mentor Funds and Cash Resource Trust.

Richard K. Wagoner, CFA[2] Trustee DOB: 12/12/1937 Term of office since: 1999 Other directorships: None	Principal occupations: Current Member and Former President, North Carolina Securities Traders Association; Member, Financial Analysts Society; Former Chief Investment Officer, Executive Vice President and Head of Capital Management Group, First Union National Bank; Former Consultant to the Boards of Trustees of the Evergreen Funds; Former Member, New York Stock Exchange; Former Trustee, Mentor Funds and Cash Resource Trust.
OFFICERS
William M. Ennis[3] President DOB: 6/26/1960 Term of office since: 1999	President and Chief Executive Officer, Evergreen Investment Company, Inc. and Chief Operating Officer, Capital Management Group, Wachovia Bank, N.A.

Carol Kosel[4] Treasurer DOB: 12/25/1963 Term of office since: 1999	Senior Vice President, Evergreen Investment Services, Inc. and Treasurer, Vestaur Securities, Inc.; former Senior Manager, KPMG LLP.

Michael H. Koonce[4] Secretary DOB: 4/20/1960 Term of office since: 2000	Senior Vice President and General Counsel, Evergreen Investment Services, Inc.; Senior Vice President and Assistant General Counsel, Wachovia Corporation; former Senior Vice President and General Counsel, Colonial Management Associates, Inc.; former Vice President and Counsel, Colonial Management Associates, Inc.

Nimish S. Bhatt[5] Vice President and Assistant Treasurer DOB: 6/6/1963 Term of office since: 1998	Vice President, Tax, BISYS Fund Services; former Assistant Vice President, EAMC/First Union National Bank; former Senior Tax Consulting/Acting Manager, Investment Companies Group, PricewaterhouseCoopers LLP, New York.

Bryan Haft[5] Vice President DOB: 1/23/1965 Term of office since: 1998	Team Leader, Fund Administration, BISYS Fund Services.

1 Each Trustee serves until a successor is duly elected or qualified or until his death, resignation, retirement or removal from office. The address of each Trustee is 200 Berkeley Street, Boston, MA 02116. Each Trustee oversees 105 Evergreen funds.

2 Mr. Wagoner is an “interested person” of the fund because of his ownership of shares in Wachovia Corporation (formerly First Union Corporation), the parent to the fund’s investment advisor.

3 The address of the Officer is 401 S. Tryon Street, 20th Floor, Charlotte, NC 28288.

4 The address of the Officer is 200 Berkeley Street, Boston, MA 02116.

5 The address of the Officer is 3435 Stelzer Road, Columbus, OH 43219. Additional information about the fund’s Board of Trustees and Officers can be found in the Statement of Additional Information (SAI) and is available upon request without charge by calling 800.343.2898.

Additional information about the fund's Board of Trustees and Officers can be found in the Statement of Additional Information (SAI) and is available upon request without charge by calling 800.343.2898.

Investments that stand the test of time

Year in and year out, Evergreen Investments seeks to provide each client with sound, time-tested investment strategies designed for sustainable long-term success. With over $233 billion* in assets under management, we manage diverse investments from institutional portfolios to mutual funds, variable annuities to retirement plans, alternative investments to private accounts. Our commitment to every one of our clients is reflected in the rigor and discipline with which we manage investments.

We offer a complete family of mutual funds designed to help investors meet a wide range of financial goals. From money market funds that meet short-term needs to international funds that involve greater risk but seek potentially higher returns, Evergreen provides a broad array of flexible investment options. Across all investment styles, we are committed to providing investors with investment excellence day after day, quarter after quarter and year after year.

*As of November 30, 2002

Visit us online at EvergreenInvestments.com

FOR MORE INFORMATION
Evergreen Express Line 800.346.3858
Evergreen Investor Services 800.343.2898

The Dalbar Mutual Fund Service Award symbolizes the achievement of the highest tier of service to shareholders within the mutual fund industry. It is awarded only to firms that exceed industry norms in key service areas. Evergreen Investments was measured against 62 mutual fund service providers.

560858   2/2003

Evergreen Investments
200 Berkeley Street
Boston, MA 02116-5034